Pricing Supplement dated October 20, 1998                         Rule 424(b)(3)
(To Prospectus dated September 3, 1998 and                    File No. 333-60913
Prospectus Supplement dated September 3, 1998)

                             TOYOTA MOTOR CREDIT CORPORATION

                             Medium-Term Note - Floating Rate
________________________________________________________________________________

Principal Amount: $520,000,000             Trade Date: October 20, 1998
Issue Price: See "Plan of Distribution"    Original Issue Date: October 22, 1998
Initial Interest Rate:  See "Additional    Net Proceeds to Issuer: $519,350,000
  Terms of the Notes - Interest"               Principal's Discount
Interest Payment Period: Quarterly                  or Commission: 0.125%
Stated Maturity Date: October 25, 2000

________________________________________________________________________________

Calculation Agent: Bankers Trust Company
Interest Calculation:
 [X]  Regular Floating Rate Note          [ ]  Floating Rate/Fixed Rate Note
 [ ]  Inverse Floating Rate Note                 (Fixed Rate Commencement
         (Fixed Interest Rate):                   Date):
 [ ]  Other Floating Rate Note                   (Fixed Interest Rate):
         (see attached)

 Interest Rate Basis: [ ]  CD Rate [ ] Commercial Paper Rate [ ] Prime Rate
           [ ]  Eleventh District Cost of Funds Rate     [ ]  Federal Funds Rate
           [X]  LIBOR     [ ]  Treasury Rate          [ ]  Other (see attached)
                     If LIBOR, Designated LIBOR Page:  [ ]  Reuters Page:
                                                  [x]  Telerate Page: 3750

 Initial Interest Reset Date: January 25, 1999       Spread (+/-): +0.15%
 Interest Rate Reset Period: Quarterly               Spread Multiplier:  N/A
 Interest Reset Dates: Each January 25, April 25,    Maximum Interest Rate: N/A
     July 25 and October 25
 Interest Payment Dates: Each January 25, April 25,  Minimum Interest Rate: N/A
       July 25 and October 25, commencing          Index Maturity: 3 month
       January 25, 1999                            Index Currency:  U.S. dollars

Day Count Convention:
 [ ] 30/360 for the period from                    to
 [X] Actual/360 for the period from October 22, 1998 to October 25, 2000
 [ ] Other (see attached)                        to

Redemption:
 [X] The Notes cannot be redeemed prior to the Stated Maturity Date.
 [ ] The Notes may be redeemed prior to Stated Maturity Date.
     Initial Redemption Date: N/A
     Initial Redemption Percentage:    N/A
     Annual Redemption Percentage Reduction: N/A

Repayment:
 [ ] The Notes cannot be repaid prior to the Stated Maturity Date.
 [X] The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes: See "Additional Terms of the Notes - Repayment"
     Optional Repayment Date(s): April 25, 2000
          Repayment Price:     100%
Currency:
     Specified Currency:  U.S. dollars
          (If other than U.S. dollars, see attached)
     Minimum Denominations:
          (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [ ]  Yes     [X] No
     Total Amount of OID:
     Yield to Maturity:
     Initial Accrual Period:

Form:  [X] Book-entry            [ ] Certificated
                             ___________________________
                                Merrill Lynch & Co.

ADDITIONAL TERMS OF THE NOTES

Interest

          The Initial Interest Rate for the Medium-Term Notes offered by this pricing supplement (the "Notes") will be 5.33844% (which is LIBOR determined on October 20, 1998 plus 0.15%).

Repayment

          The Notes will be repayable by TMCC at the option of the Holders thereof on April 25, 2000 in whole or in part in increments of $1,000, at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued thereon to but excluding the date of repayment.

          The Notes will be Book-Entry Notes represented by one or more Global Securities. So long as the Depositary or its nominee is the registered owner of the Global Securities, the Depositary or its nominee, as the case may be, will be the sole Holder of the Book-Entry Notes represented by the Global Securities and only the Depositary may exercise the repayment option in respect of Global Securities representing Book-Entry Notes. To exercise the repayment option, the Depositary must notify the Trustee not more than 30 nor less than 10 calendar days prior to April 25, 2000. Exercise of such repayment option will be irrevocable. Accordingly, Beneficial Owners of Global Securities that desire to have all or any portion of the Book-Entry Notes represented by such Global Securities repaid must instruct the Participant through which they own their interest to direct the Depositary to exercise the repayment option on their behalf. In order to ensure that the Depositary receives notice from a Participant in time to deliver notice to the Trustee on a particular day, the applicable Beneficial Owner must so instruct the Participant through which it owns its interest before such Participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, Beneficial Owners should consult the Participants through which they own their interest for the respective deadlines for such Participants. All instructions given to Participants from Beneficial Owners of Global Securities relating to the option to elect repayment shall be irrevocable. In addition, at the time such instructions are given, each such Beneficial Owner shall cause the Participant through which it owns its interest to transfer such Beneficial Owner's interest in the Global Security or Securities representing the related Book-Entry Notes, on the Depositary's records to the Trustee. The requirement for physical delivery of Book-Entry Notes in connection with a demand for repayment will be deemed satisfied when the ownership rights in the Global Security or Securities representing such Book-Entry Notes are transferred by Direct Participants on the Depositary's records. (The terms "Beneficial Owners", "Participants" and "Direct Participants" shall have the meanings set forth in the Prospectus Supplement under "Descriptions of Notes -- Book-Entry Notes".)

     Beneficial Owners of the Global Securities shall not be entitled to receive physical delivery of Certificated Notes, except in the limited circumstances described under "Description of Notes -- Book-Entry Notes" in the Prospectus Supplement. In such circumstances, a Holder of a Certificated Note shall exercise the repayment option by delivering the Note, together with the form thereon entitled "Option to Elect Repayment" duly completed, to the Trustee at its office maintained for such purpose in the Borough of Manhattan,

The City of New York, currently the corporate trust office of the Trustee located at 4 Albany Street, New York, New York 10006 not more than 30 nor less than 10 calendar days prior to April 25, 2000. Exercise of such repayment option by the Holder of a Note will be irrevocable.

Plan of Distribution

          Under the terms of and subject to the conditions of a terms agreement under the First Amended and Restated Distribution Agreement dated September 3, 1998 between TMCC and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill"), Goldman, Sachs & Co., Lehman Brothers Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc (the "Agreement"), Merrill, acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 99.875% of their principal amount. Merrill may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at varying prices related to prevailing market prices at the time of resale, as determined by Merrill. Merrill may allow a discount not in excess of .125% of the principal amount of the Notes to certain other dealers.

          Under the terms and conditions of the Agreement, Merrill is committed to take and pay for all of the Notes offered hereby if any are taken.


Additional Information

          TMCC's long-term debt is currently rated AAA by Standard & Poor's Rating Group, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"). In a press release dated September 29, 1998, Standard & Poor's announced that it had placed the AAA rating of Toyota Motor Corporation ("TMC"), the ultimate parent of TMCC, on CreditWatch with negative implications. If TMC's credit rating is lowered by Standard & Poor's, the credit rating of TMCC, including the credit rating of Notes covered by this Pricing Supplement, would likely be lowered to the same extent.